Exhibit 99.3

010QCE Security Class Holder Account Number 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual Meeting of Talisman Energy Inc. to be held on May 7, 2014 This Form of Proxy is solicited by and on behalf of Management. . • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup". To Receive Documents Electronically . VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . 1. Every holder has the right to appoint a person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 6. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” items 1, 2, 3, 4 and 5 and in favour of management’s proposals generally, and “AGAINST” shareholder proposal item 6. If you mark the ABSTAIN box on item 6 you are directing your proxyholder to abstain from voting FOR or AGAINST that matter. An abstention will be counted as present for quorum purposes, but will not be counted as a vote cast in determining whether the requisite majority of votes cast have approved the proposal. The number of abstentions will be reported in the voting results. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 am, Mountain Daylight Time, on Monday, May 5, 2014. Notes to proxy

Appointment of Proxyholder

I/We, being registered holder(s) of common shares of Talisman Energy Inc. (the "Company") hereby appoint: C.R. Williamson, or failing him, H.N. Kvisle

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. [ ]

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual meeting of shareholders (the "Meeting") of **Talisman Energy Inc.** to be held in the Exhibition Hall, North Building of the TELUS Convention Centre, 136 – 8th Avenue SE, Calgary, Alberta, Canada on Wednesday, May 7, 2014 at 11:00 am (Mountain Daylight Time), and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01. Christiane Bergevin	☐	☐	02. Donald J. Carty	☐	☐	03. Jonathan Christodoro	☐	☐
04. Thomas W. Ebbern	☐	☐	05. Harold N. Kvisle	☐	☐	06. Brian M. Levitt	☐	☐
07. Samuel J. Merksamer	☐	☐	08. Lisa A. Stewart	☐	☐	09. Henry W. Sykes	☐	☐
10. Peter W. Tomsett	☐	☐	11. Michael T. Waites	☐	☐	12. Charles R. Williamson	☐	☐
13. Charles M. Winograd	☐	☐						

Fold

	For	Withhold
2. Appointment of Auditor – Reappointment of Ernst & Young, LLP, Chartered Accountants, as auditor of the Company for the ensuing year.	☐	☐

	For	Against
3. Confirmation of the Company's By-Law 2 – Management recommends a vote **FOR** a resolution confirming By-Law 2 of the Company. Please read the resolution in full in the accompanying Management Proxy Circular.	☐	☐

	For	Against
4. Reconfirmation of Shareholder Rights Plan – Management recommends a vote **FOR** a resolution reconfirming the Company's shareholder rights plan. Please read the resolution in full in the accompanying Management Proxy Circular.	☐	☐

Fold

	For	Against
5. Advisory Vote on Executive Compensation – Management recommends a vote **FOR** a resolution accepting the Company's approach to executive compensation. Please read the resolution in full in the accompanying Management Proxy Circular.	☐	☐

	For	Against	Abstain
6. Shareholder Proposal – Management recommends a vote **AGAINST** the shareholder proposal. Please read the proposal in full in the accompanying management proxy circular.	☐	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s) [ ]

Date DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

TLMQ 048944 AR2

010QDC